                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                              CHIC BY H.I.S., INC.
                              --------------------
                                (Name of Issuer)

                     Common Stock, $.01 Par Value Per Share
                     --------------------------------------
                         (Title of Class of Securities)

                                    167113109
                                    ---------
                                 (CUSIP Number)

                                December 31, 1998
                                -----------------
                      (Date of Event which Requires Filing
                               of this Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [X] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)



*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).



                                Page 1 of 6 pages

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-------------------------------                  -------------------------------
CUSIP No.   167113109                   13G      Page  2   of   6       Pages
          ---------------------                       ----    ----
-------------------------------                  -------------------------------

---------- ---------------------------------------------------------------------
        1  NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Cumberland Associates LLC
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                  (a) [ ]

                                                                  (b) [X]

---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           New York
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            729,600
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             130,200
     OWNED BY
                     ------ ----------------------------------------------------
       EACH              7  SOLE DISPOSITIVE POWER
     REPORTING
      PERSON                729,600
       WITH
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            130,200
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           859,800
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

           8.7%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON*

           OO, IA
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


                               Page 2 of 6 pages


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Item 1(a)               Name of Issuer:
---------               ---------------

                        Chic by H.I.S., Inc. (the "Issuer")

Item 1(b)               Address of Issuer's Principal Executive Offices:
---------               ------------------------------------------------

                        1372 Broadway
                        New York, New York 10018

Items 2(a)              Name of Person Filing:
----------              ----------------------

                        This  statement is being filed by Cumberland
                        Associates LLC. Cumberland Associates LLC is
                        a limited  liability company organized under
                        the laws of the  State of New  York,  and is
                        engaged in the  business of  managing,  on a
                        discretionary  basis,   thirteen  securities
                        accounts (the "Accounts"), the principal one
                        of which is Cumberland  Partners.  K. Tucker
                        Andersen,  Gary  Tynes,  Oscar  S.  Schafer,
                        Bruce  G.  Wilcox,  Glenn  Krevlin,   Andrew
                        Wallach  and  Eleanor  Poppe are the members
                        (the  "Members")  of  Cumberland  Associates
                        LLC.

Item 2(b)               Address of Principal Business Office:
---------               -------------------------------------

                        The address of the principal business and office of Cumberland Associates LLC and each of the Members is 1114 Avenue of the Americas, New York, New York 10036.

Item 2(c)               Citizenship:
---------               ------------

                        Cumberland  Associates  LLC  is  a  New  York
                        limited  liability   company.   Each  of  the
                        Members is a citizen of the United States.

Item 2(d)               Title of Class of Securities:
---------               -----------------------------

                        Common Stock, par value $.01 per share (the "Shares")

Item 2(e)               CUSIP Number:
---------               -------------

                        167113109

Item 3                  Not Applicable


                               Page 3 of 6 pages



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Item 4.                 Ownership:
-------                 ----------

Item 4(a)               Amount Beneficially Owned:
---------               --------------------------

                        As of the date hereof, Cumberland Associates LLC may be deemed the beneficial owner of 859,800 Shares.

Item 4(b)               Percent of Class:
---------               -----------------

                        The number of Shares of which Cumberland Associates LLC may be deemed to be the beneficial owner constitutes approximately 8.7% of the total number of Shares outstanding.

Item 4(c)               Number of shares as to which such person has:

                         (i)       Sole  power to vote or to  direct  the  vote:
                                   729,600

                         (ii)      Shared  power to vote or to direct  the vote:
                                   130,200

                         (iii) Sole power to dispose or to direct the disposition of: 729,600

                         (iv) Shared power to dispose or to direct the disposition of: 130,200

Item 5                  Ownership of Five Percent or Less of a Class:
                        --------------------------------------------

                        If this  statement  is being filed to report
                        the  fact  that as of the  date  hereof  the
                        reporting   person  has  ceased  to  be  the
                        beneficial  owner of more than five  percent
                        of  the  class  of  securities,   check  the
                        following.

Item 6                  Ownership of More than Five Percent on Behalf
                        of Another Person:
                        ---------------------------------------------

                        The beneficial owners of the Accounts have the right to participate in the receipt of dividends from, or proceeds from the sale of, the Shares held for each Account in accordance with their ownership interests in each such Account.

Item 7                  Identification and Classification of the
                        ----------------------------------------
                        Subsidiary Which Acquired the Security Being
                        --------------------------------------------
                        Reported on By the Parent Holding Company:
                        -----------------------------------------

                        Not Applicable


                               Page 4 of 6 pages



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Item 8                  Identification and Classification of Members the Group:
                        -------------------------------------------------------

                        Not Applicable


Item 9                  Notice of Dissolution of Group:
                        ------------------------------

                        Not Applicable

Item 10                 Certification:
                        --------------

         By signing below the signatory certifies that, to the best of his knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the Issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.




                               Page 5 of 6 pages


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                                    SIGNATURE
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



Dated:  February 12, 1999

                                            CUMBERLAND ASSOCIATES LLC


                                            By:   /s/ Oscar Schafer
                                                  -----------------
                                            Name:  Oscar Schafer
                                            Title:  Member













                               Page 6 of 6 pages